FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period May 13, 2005

SANPAOLO IMI S.p.A.

 (Exact name of registrant as specified in its charter)

Piazza San Carlo 156

10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball

Title: Head of International Strategy, London Branch

Date: May 13, 2005

PRESS RELEASE

SANPAOLO IMI GROUP: RESULTS FOR

QUARTER TO 31 MARCH 2004 APPROVED.

•                  Ordinary income: 568 million euro, up 6.2% on an annual basis

•                  Net income: 337 million euro at the end of the quarter

•                  Net loans to customers: up 2.9% from the beginning of the year

•                  Financial assets of customers: up 1.9% in the quarter

Analysis of the principal aggregates show positive evolution in Group operating volumes in the first quarter of 2005:

•                  Net interest income was 879 million euro and shows a change in trend against 2004, up 1.4% from the end of the last year.

•                  Financial assets of customers rose (+2.8% on annual basis, 1.9% from the beginning of the year): in 2005 direct deposits grew 1% on 2004 and indirect deposits by 3.8%. In asset management growth was up (+1.5%) and the Group maintained its leadership position in the domestic market. The positive trend in assets under administration (+7.4%) and life technical reserves (+18.8%) continued.

•                  Net loans to customers rose to 123.4 billion euro (+2.2% on an annual basis and +2.9% from the beginning of the year).

•                  Operating income was 716 million euro, largely unchanged on the 720 million in the first quarter of 2004, thanks above all to operating cost containment (-1.1%) and growth in revenues from financial transactions.

•                  Ordinary income reached 568 million euro, up 6.2% on the first quarter of 2004, also thanks to the high asset quality of the Group, which in total required fewer provisions and net adjustments to loans and financial fixed assets (-24%).

•                  Net income was 337 million euro, down on an annual basis by approximately 12%. The reduction results from the accounting in the first quarter of 2004 of non-recurring extraordinary income not repeatable in 2005, such as the sale of the remaining stake in Finconsumo Banca to Santander Central Hispano for 55 million.

Turin, 13 May 2005 – The Board of Directors today approved the results of the Group Sanpaolo IMI Group at 31 March 2005, which showed a positive development in the principal aggregates in the course of the first quarter of 2005.

In a difficult market context, with signals of a general slowing in economic growth, with a negative performance in US financial markets from the beginning of the year the Group closed the first quarter with an operating result of 716 million euro, substantially unchanged on the same period of 2004, benefiting above all from significant operating cost containment actions (-1.1%).

Ordinary income was 568 million euro (+6.2%).

Credit quality remained high, thanks to the strict criteria used in loan disbursement, as shown by the total of net doubtful loans, decisively down an annual basis (-8.7%) and the ratio of net non-performing loans/net loans remained at an excellent level (0.9%).

Net income was 337 million euro, down 12.7% against the 386 million in the same period of 2004 as a result of the absence of extraordinary income from sales of shareholdings in the first quarter of 2004: RoE was thus 11.3%.

***

Group net interest and other banking income was 1,842 million euro (-0.9%), as a result of a fall in net interest income and lower commission revenues.

Net interest income in the first three months of 2005 was 879 million euro. The fall of 2.8% on the previous year was substantially due to deterioration in the total spread and lower returns in fund imbalances (less favourable in interest-bearing assets), not compensated for by the contribution generated by volumes.

Against the final quarter of 2004 net interest income showed a growth of 1.4%, with a reversed tendency on the previous year.

Net loans to customers at the end of March 2005 amounted to 123.4 billion euro (+2.9% from the beginning of the year, +2.2% on annual basis). The increase from the beginning of the year was due to a recovery in short-term loans (+7.1%), reversing the trend of 2004, while in annual terms strongly influenced by medium-long term loans (+0.9% from the beginning of the year, +3.9% on an annual basis).

In medium-long term loans, good progress continued in the retail sector (1 billion euro in mortgage loans generated by the domestic banking networks, up 4.6% on 2004) and loans to public works and infrastructure (the total of Banca OPI loans at the end of March was 19.4 billion euro).

Direct deposits amounted to 136.2 billion euro, up 1% on an annual basis.

At the end of March the Group’s domestic market share was 9.9% in loans and 10% in direct deposits.

Group net commissions were 779 million euro, down 0.8% on March 2004. Commission revenues reflected lower income in tax collection, against a positive performance in other areas. In management, dealing and consultancy (approximately 60% of the total) commissions from asset management showed an increase of 6.2% on 2004. This was due to the positive performance effect, placing of funds, asset management products and life policies and to higher value added product mix.

Indirect deposits amounted to 248.3 billion euro, up 3.8% on an annual basis and 2.5% from the beginning of the year, thanks to assets both under management and in administration.

At the end of march assets under management amounted to 147.4 billion euro.

Assets under administration amounted to 100.9 billion euro (+7.4% on an annual basis).

The trend in asset management (+1.5% on an annual basis, +2% from the beginning of the year) was due to revaluation of assets under management and net inflows of the networks, especially from life products.

Life technical reserves confirmed the growth already shown in 2004 (+18.8% on the first quarter 2004): life products represented one of the preferred forms of investment. Net inflow from the distribution networks in 2004 was 1.6 billion euro and took life technical reserves to 42.1 billion euro.

The SANPAOLO IMI Group continues to occupy the top position in the domestic market in mutual funds, with a share of 19.5% at the end of March.

In total, financial assets of customers at end-March 2005 were 384,5 billion euro, up 2.8% on 2004.

Profits from financial transactions and dividends on shares were 131 million euro against 81 million euro in the first quarter of 2004 (+61.7%).

Income from companies valued at net equity and dividends from shareholdings at the end of March reached 53 million euro against 89 million in the first quarter of 2004 largely because of value adjustments to A.I.P.’s securities portfolio.

Operating income was 716 million euro, largely unchanged on 720 million in the first quarter of 2004 (-0.6%), thanks above all to an attentive policy of operating cost containment, which fell 1.1% on 2004.

Personnel expenses (691 million euro) fell 0.3% against the first quarter of 2004 thanks to containment and optimisation measures undertaken in 2004 both for the activation of the “Fondo di Solidarietà” (1) (Banking Industry Personnel Restructuring Fund), and rationalisation in the corporate center structures and the integration of the distribution networks of the commercial banks. These actions lead to a fall in average employee numbers (-1.4%), with a reduction in costs to compensate for ordinary compensation development, including increases due to the renewal of the national employment contract (CCNL) in February.

Other administrative expenses were 350 million euro (-2.2%), less than the annual inflation rate of 1.9%, which, in real terms, was a reduction of more than 4%.

The cost/income ratio in the first quarter of 2005 was 62.9%.

Ordinary income reached 568 million euro (+6.2%), thanks above all to the high asset quality which in total required fewer provisions and net adjustments to loans and financial fixed assets.

Value adjustments for goodwill, merger differences and consolidation were 34 million euro (-2.9% against 2004): 23 million was due to amortisation of merger goodwill from the former Banco di Napoli.

Provisions and net adjustments to loans and financial fixed assets were 114 million euro, against 150 million in 2004 (-24%).

(1) “Fondo di Solidarietà per il sostegno del reddito, dell’occupazione e della riconversione e riqualificazione professionale del Personale del Credito”

The net flow includes 29 million euro for risks and charges and 86 million euro for provisions and adjustments for credit risks (-33.8% against the 130 million in 2004). Adjustments to loans include 10 million euro to cover the FIAT convertible facility. The net flow also includes 1 million euro of net writebacks on financial fixed assets (7 million in net writebacks in 2004): in the first quarter of 2004 the revaluation of the stake in SCH completely covered the adjustments on others stakes. There were no significant changes in the valuation of the shareholding portfolio in the first quarter of 2005. In particular, the stake in SCH was unchanged, notwithstanding equity market recoveries at the end of March, following their subsequent changes.

At the end of March 2005 the reserve for performing loans was 1,244 million euro, 1% of the performing portfolio: the reserve includes 177 million to cover the option related to the FIAT convertible facility.

Net non-performing loans fell 0.8% (1,168 million euro against 1,178 at March 2004), while problem loans and restructured loans (1,323 million euro against 1,553 in March 2004) fell 14.8% on an annual basis: coverage percentages were respectively 75% and 30.6%.

Asset quality, notwithstanding a difficult scenario, remains high and the Group’s credit risk indices are as always at good levels: the ratio of net non-performing loans to net loans to customers and of problem loans and restructured loans to net loans to customers were respectively 0.9% and 1.1%.

Gross income was 571 million euro (-3.9%), due to the absence of extraordinary revenues, unlike the first quarter of 2004, which benefited from the gain of 55 million for the sale of the remaining stake of 30% of Finconsumo Banca to Santander Central Hispano.

The tax rate was 38.2%, substantially above that recorded in the first quarter of 2004, which benefited from the new tax regime and income relative to shareholding investments.

Net income was thus 337 million euro, down 12.7% on the first quarter of 2004.

The results are reported in detail in the statement of income and balance sheet attached to this communication.

RELAZIONI ESTERNE			INVESTOR RELATIONS
Filippo Vecchio			Dean Quinn
Torino	011/555.7747 - Telefax	011/555.6489	Tel. 011/5552593
Bologna	051/6454411		Telefax 011/5552989
Napoli	081/7913419		e-mail investor.relations@sanpaoloimi.com
e-mail: infomedia@sanpaoloimi.com
(www.grupposanpaoloimi.com)

Reclassified consolidated statement of income

	First quarter 2005	First quarter 2004	Change First quarter 2005 / First quarter 2004	2004
	(€/mil)	(€/mil)	(%)	(€/mil)
NET INTEREST INCOME	879	904	-2,8	3.569
Net commissions and other net dealing revenues	779	785	-0,8	3.240
Profits and losses from financial transactions and dividends on shares	131	81	+61,7	432
Profits from companies carried at equity and dividends from shareholdings	53	89	-40,4	351
NET INTEREST AND OTHER BANKING INCOME	1.842	1.859	-0,9	7.592
Administrative costs	-1.115	-1.115	—	-4.565
• personnel	-691	693	n.s.	-2.803
• other administrative costs	-350	-358	-2,2	-1.510
• indirect duties and taxes	-74	-64	+15,6	-252
Other operating income, net	87	76	+14,5	320
Adjustments to tangible and intangible fixed assets	-98	-100	-2,0	-457
OPERATING INCOME	716	720	-0,6	2.890
Adjustments to goodwill and merger and consolidation differences	-34	-35	-2,9	-199
Provisions and net adjustments to loans and financial fixed assets	-114	-150	-24,0	-738
• provisions for risks and charges	-29	-27	+7,4	-231
• adjustments to loans and provisions for guarantees and commitments	-86	-130	-33,8	-525
• net adjustments to financial fixed assets	1	7	-85,7	18
INCOME BEFORE EXTRAORDINARY ITEMS	568	535	+6,2	1.953
Net extraordinary income	3	59	-94,9	148
INCOME BEFORE TAXES	571	594	-3,9	2.101
Income taxes for the period	-218	-190	+14,7	-658
Change in reserves for general banking risks	—	—	—	-2
Income attributable to minority interests	-16	-18	-11,1	-48
NET INCOME	337	386	-12,7	1.393

Quaterly analysis of reclassified consolidated statement of income

	2004	2005
	First quarter	Fourth quarter	Third quarter	Second quarter	First quarter	Average quarter
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
NET INTEREST INCOME	879	867	891	907	904	892
Net commissions and other net dealing revenues	779	844	794	817	785	810
Profits and losses from financial transactions and dividends on shares	131	175	62	114	81	108
Profits from companies carried at equity and dividends from shareholdings	53	76	84	102	89	88
NET INTEREST AND OTHER BANKING INCOME	1.842	1.962	1.831	1.940	1.859	1.898
Administrative costs	-1.115	-1.192	-1.115	-1.143	-1.115	-1.141
• personnel	-691	-729	-686	-695	-693	-701
• other administrative costs	-350	-409	-363	-380	-358	-378
• indirect duties and taxes	-74	-54	-66	-68	-64	-63
Other operating income, net	87	89	72	83	76	80
Adjustments to tangible and intangible fixed assets	-98	-138	-112	-107	-100	-114
OPERATING INCOME	716	721	676	773	720	723
Adjustments to goodwill and merger and consolidation differences	-34	-91	-36	-37	-35	-50
Provisions and net adjustments to loans and financial fixed assets	-114	-195	-178	-215	-150	-185
• provisions for risks and charges	-29	-122	-31	-51	-27	-58
• adjustments to loans and provisions for guarantees and commitments	-86	-155	-103	-137	-130	-131
• net adjustments to financial fixed assets	1	82	-44	-27	7	5
INCOME BEFORE EXTRAORDINARY ITEMS	568	435	462	521	535	488
Net extraordinary income	3	76	—	13	59	37
INCOME BEFORE TAXES	571	511	462	534	594	525
Income taxes for the period	-218	-75	-181	-212	-190	-165
Change in reserves for general banking risks	0	-2	—	—	—	-1
Income attributable to minority interests	-16	2	-15	-17	-18	-12
NET INCOME	337	436	266	305	386	347

Reclassified consolidated balance sheet

	31/3/2005	31/3/2004	Change 31/3/05- 31/3/04	31/12/2004
	(€/mil)	(€/mil)	(%)	(€/mil)
ASSETS

Cash and deposits with central banks and post offices	1.004	914	+9,8	1.348

Loans	148.575	144.342	+2,9	145.684
• due from banks	23.243	21.527	+8,0	23.777
• loans to customers	125.332	122.815	+2,0	121.907

Dealing securities	28.880	28.557	+1,1	26.125

Fixed assets	9.778	9.755	+0,2	9.815
• investment securities	3.231	2.913	+10,9	3.219
• equity investments	4.500	4.586	-1,9	4.503
• intangible fixed assets	268	327	-18,0	289
• tangible fixed assets	1.779	1.929	-7,8	1.804

Differences arising on consolidation and on application of the equity method	736	933	-11,6	769

Other assets	24.952	22.496	+10,9	27.416

Total assets	213.925	206.997	+3,3	211.157

LIABILITIES

Payables	167.580	164.476	+1,9	163.400
• due to banks	31.351	29.613	+5,9	28.198
• due to customers and securities issued	136.229	134.863	+1,0	135.202

Provisions	4.193	4.304	-2,6	4.013
• for taxation	1.200	1.000	+20,0	989
• for termination indemnities	885	946	-6,4	886
• for risks and charges	1.913	2.055	-6,9	1.940
• for pensions and similar	195	303	-35,6	198

Other liabilities	22.362	19.878	+12,5	24.809

Subordinated liabilities	7.459	6.666	+11,9	6.955

Minority interests	191	290	-34,1	176

Shareholders’ equity	12.140	11.383	+6,7	11.804

Total liabilities	213.925	206.997	+3,3	211.157

Quaterly analysis of reclassified consolidated balance sheet

	2005	2004
	31/3	31/12	30/9 pro-forma (1)	30/6 pro-forma (1)	31/3 pro-forma (1)
	(€/mil)	(€/mil)	(€/mil)	(€/mil)	(€/mil)
ASSETS

Cash and deposits with central banks and post offices	1.004	1.348	984	1.037	914

Loans	148.575	145.684	143.153	146.924	144.342
• due from banks	23.243	23.777	20.906	22.147	21.527
• loans to customers	125.332	121.907	122.247	124.777	122.815

Dealing securities	28.880	26.125	32.348	31.772	28.557

Fixed assets	9.778	9.815	9.787	9.682	9.755
• investment securities	3.231	3.219	2.967	2.917	2.913
• equity investments	4.500	4.503	4.603	4.559	4.586
• intangible fixed assets	268	289	290	305	327
• tangible fixed assets	1.779	1.804	1.927	1.901	1.929

Differences arising on consolidation and on application of the equity method	736	769	860	896	933

Other assets	24.952	27.416	24.464	22.614	22.496

Total assets	213.925	211.157	211.596	212.925	206.997

LIABILITIES

Payables	167.580	163.400	167.034	168.149	164.476
• due to banks	31.351	28.198	33.169	32.570	29.613
• due to customers and securities issued	136.229	135.202	133.865	135.579	134.863

Provisions	4.193	4.013	4.192	4.001	4.304
• for taxation	1.200	989	1.031	795	1.000
• for termination indemnities	885	886	924	929	946
• for risks and charges	1.913	1.940	1.935	1.973	2.055
• for pensions and similar	195	198	302	304	303

Other liabilities	22.362	24.809	22.089	22.683	19.878

Subordinated liabilities	7.459	6.955	6.705	6.801	6.666

Minority interests	191	176	331	318	290

Shareholders’ equity	12.140	11.804	11.245	10.973	11.383

Total liabilities	213.925	211.157	211.596	212.925	206.997